As filed with the Securities and Exchange Commission on March 24, 2000

Securities Act File No. 33-46216

Investment Company Act File No. 811-6581

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[X]

Pre-Effective Amendment No.

[   ]
Post-Effective Amendment No. 12
[X]
and/ or
REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940
[X]
Amendment No. 13
[X]
(Check appropriate box or boxes)

MERRILL LYNCH DRAGON FUND, INC.

(Exact Name of Registrant as Specified in Charter)

800 Scudders Mill Road, Plainsboro, New Jersey 08536

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (609) 282-2800

TERRY K. GLENN

Merrill Lynch Dragon Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey
Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
(Name and Address of Agent for Service)

     Copies to:

Counsel for the Fund: BROWN & WOOD LLP One World Trade Center New York, New York 10048-0557 Attention: Thomas R. Smith, Jr., Esq.	Michael J. Hennewinkel, Esq. MERRILL LYNCH ASSET MANAGEMENT P.O. Box 9011 Princeton, New Jersey 08543-9011

     It is proposed that this filing will become effective (check appropriate box)

          [X] immediately upon filing pursuant to paragraph (b)

[   ] on (date) pursuant to paragraph (b)
[   ] 60 days after filing pursuant to paragraph (a)(1)
[   ] on (date) pursuant to paragraph (a)(1)
[   ] 75 days after filing pursuant to paragraph (a)(2)
[   ] on (date) pursuant to paragraph (a)(2) of Rule 485.

     If appropriate, check the following box:

          [   ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

TITLE OF SECURITIES BEING REGISTERED: Common Stock, par value $.10 per share.

      This Amendment consists of the following:

      (1)  Facing Sheet of the Registration Statement.

      (2)  Part C to the Registration Statement (including signature page).

      Parts A and B are incorporated herein by reference from Post-Effective Amendment No. 11 to this Registration Statement (File No. 33-46216) filed on March 22.

      This Amendment is being filed solely to file as Exhibit No. 9 to this Registration Statement the opinion of Brown & Wood LLP, counsel for the Registrant.

PART C.  OTHER INFORMATION

Item 23.  Exhibits.

Exhibit
Number

1(a)	—	Articles of Incorporation of the Registrant, dated February 1, 1992.(a)
(b)	—	Articles of Amendment to the Articles of Incorporation of the Registrant, dated October 17, 1994.(a)
(c)	—	Articles Supplementary to the Articles of Incorporation of the Registrant dated October 17, 1994.(a)
(d)	—	Articles Supplementary to the Articles of Incorporation of the Registrant dated September 1, 1995.(b)
2	—	By-Laws of the Registrant.(b)
3	—	Copies of instruments defining the rights of shareholders, including the relevant portions of the Articles of Incorporation, as amended, and By-Laws of the Registrant.(c)
4(a)	—	Management Agreement between the Registrant and Merrill Lynch Asset Management, L.P.(b)
(b)	—	Supplement to Management Agreement between the Registrant and Merrill Lynch Asset Management, L.P. dated January 3, 1994.(d)
(c)	—	Sub-Advisory Agreement between Fund Asset Management, L.P. and Merrill Lynch Asset Management U.K. Limited.(e)
5(a)	—	Form of Class A Shares Distribution Agreement between the Registrant and Merrill Lynch Funds Distributor, Inc.(a)
(b)	—	Form of Class B Shares Distribution Agreement between the Registrant and the Distributor.(a)
(c)	—	Letter Agreement between the Registrant and Princeton Funds Distributor, Inc. (formerly known as Merrill Lynch Funds Distributor, Inc.) (the “Distributor”) with respect to the Merrill Lynch Mutual Fund Adviser Program.(d)
(d)	—	Form of Class C Shares Distribution Agreement between the Registrant and the Distributor.(a)
(e)	—	Form of Class D Shares Distribution Agreement between the Registrant and the Distributor.(a)
6	—	None.
7	—	Custody Agreement between the Registrant and Brown Brothers Harriman & Co.(a)
8(a)	—	Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement between the Registrant and Financial Data Services, Inc.(a)
(b)	—	License Agreement relating to the use of name between the Registrant and Merrill Lynch & Co., Inc.(a)
(c)	—	Credit Agreement between the Registrant and a syndicate of banks.(h)
9	—	Opinion of Brown & Wood LLP, counsel for the Registrant.(g)
10	—	Consent of Deloitte & Touche LLP, independent auditors for the Registrant.(i)
11	—	None.
12	—	Certificate of Merrill Lynch Asset Management, L.P.(a)
13(a)	—	Form of Class B Shares Distribution Plan and Class B Shares Distribution Plan Sub-Agreement of the Registrant.(a)
(b)	—	Form of Class C Shares Distribution Plan and Class C Shares Distribution Plan Sub-Agreement of the Registrant.(a)
(c)	—	Form of Class D Shares Distribution Plan and Class D Shares Distribution Plan Sub-Agreement of the Registrant.(a)
14	—	Merrill Lynch Select PricingSM System Plan Pursuant to Rule 18f-3.

(a)	Filed on April 27, 1995, as an Exhibit to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 33-46216) (the “Registration Statement”).

(b)	Filed on April 26, 1996, as an Exhibit to Post-Effective Amendment No. 6 to the Registration Statement.

(c)	Reference is made to Article II (Sections 3, 4 and 5), Article IV (Sections 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10), Article V (Sections 2, 3, 4, 5 and 6), Article VI, Article VII and Article IX of the Registrant’s Articles of Incorporation filed as Exhibit (1)(a) to the Registration Statement; the Articles of Amendment to the Articles of Incorporation filed as Exhibit (1)(b) to the Registration Statement; the Articles Supplementary to the Articles of Incorporation filed as Exhibits (1)(c) and (1)(d) to the Registration Statement; and Article II (Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11), Article III (Sections 1, 3, 5, 6 and 17), Article VI, Article VII (Sections 1, 2, 3, 4, 5, 6 and 7), Article XII, Article XIII and Article XIV of the Registrant’s By-Laws filed as Exhibit (2) to the Registration Statement.

(d)	Filed on April 28, 1994, as an Exhibit to Post-Effective Amendment No. 3 to the Registration Statement.

(e)	Filed on April 28, 1997, as an Exhibit to Post-Effective Amendment No. 7 to the Registration Statement.

(f)	Incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, filed on January 25, 1996, relating to shares of Merrill Lynch New York Municipal Bond Fund series of Merrill Lynch Multi-State Municipal Series Trust (File No. 2-99473).

(g)	Filed on April 14, 1992, as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement. Refiled with this Post-Effective Amendment No. 12 pursuant to Electronic Data Gathering, Analysis and Retrieval (EDGAR) requirements.

(h)	Incorporated by reference to Exhibit 8(b) to the Registration Statement on Form N-1A of Master Premier Growth Trust (File No. 811-09733), filed December 21, 1999.

(i)	Filed on March 22, 2000 as an exhibit to Post-Effective Amendment No. 11 to the Registration Statement.

Item 24.  Persons Controlled by or Under Common Control With Registrant.

      The Registrant is not controlled by or under common control with any other person.

Item 25.  Indemnification.

      Reference is made to Article VI of the Registrant’s Articles of Incorporation, Article VI of the Registrant’s By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Class A, Class B, Class C and Class D Distribution Agreements.

      Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the “1940 Act”) may be concerned, Article VI of the Registrant’s By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by receipt by the advance, or (c) a majority of a quorum of the Registrant’s disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

      In Section 9 of the Class A, Class B, Class C and Class D Shares Distribution Agreements relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the “1933 Act”), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

      Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 26.  Business and Other Connections of Manager.

      Merrill Lynch Asset Management, L.P. (“MLAM” or the “Manager”), acts as the investment adviser for the following open-end registered investment companies: Merrill Lynch Adjustable Rate Securities Fund, Inc., Merrill Lynch Americas Income Fund, Inc., Merrill Lynch Asset Builder Program, Inc., Merrill Lynch Asset Growth Fund, Inc., Merrill Lynch Asset Income Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch Convertible Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Disciplined Equity Fund, Inc., Merrill Lynch Dragon Fund, Inc., Merrill Lynch EuroFund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Holdings, Inc., Merrill Lynch Global Resources Trust, Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Utility Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund, Inc., Merrill Lynch Index Funds, Inc., Merrill Lynch Intermediate Government Bond Fund, Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Middle East/ Africa Fund, Inc., Merrill Lynch Municipal Series Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Real Estate Fund, Inc., Merrill Lynch Retirement Series Trust, Merrill Lynch Series Fund, Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Strategic Dividend Fund, Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch U.S.A. Government Reserves, Merrill Lynch Utility Income Fund, Inc. and Merrill Lynch Variable Series Funds, Inc. and Hotchkis and Wiley funds (advised by Hotchkis and Wiley, a division of MLAM); and for the following closed-end registered investment companies: Merrill Lynch High Income Municipal Bond Fund, Inc., Merrill Lynch Senior Floating Rate Fund, Inc. and Merrill Lynch Senior Floating Rate Fund II, Inc. MLAM also acts as sub-adviser to Merrill Lynch World Strategy Portfolio and Merrill Lynch Basic Value Equity Portfolio, two investment portfolios of EQ Advisor Trust.

      Fund Asset Management, L.P. (“FAM”), an affiliate of MLAM, acts as the investment adviser for the following open-end registered investment companies: CBA Money Fund, CMA Governmental Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, The Corporate Fund Accumulation Program, Inc., Financial Institutions Series Trust, Master Focus Twenty Trust, Master Large Cap Series Trust, Master Premier Growth Trust, Merrill Lynch Basic Value Fund, Inc., Merrill Lynch California Municipal Series Trust, Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Corporate High Yield Fund, Inc., Merrill Lynch Emerging Tigers Fund, Inc., Merrill Lynch Federal Securities Trust, Merrill Lynch Funds for Institutions Series, Merrill Lynch Multi-State Limited Maturity Municipal Series Trust, Merrill Lynch Multi-State Municipal Series Trust, Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch World Income Fund, Inc., and The Municipal Fund Accumulation Program, Inc.; and for the following closed-end registered investment companies: Apex Municipal Fund, Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Debt Strategies Fund, Inc., Debt Strategies Fund II, Inc., Debt Strategies Fund III, Inc., Income Opportunities Fund 2000, Inc., Merrill Lynch Municipal Strategy Fund, Inc., MuniAssets Fund, Inc., MuniEnhanced Fund, Inc., MuniHoldings Fund, Inc., MuniHoldings Fund II, Inc., MuniHoldings California Insured Fund II, Inc., MuniHoldings California Insured Fund V, Inc., MuniHoldings Florida Insured Fund, MuniHoldings Florida Insured Fund V, MuniHoldings Insured Fund, Inc., MuniHoldings Insured Fund II, Inc., MuniHoldings Insured Fund III, Inc., MuniHoldings New Jersey Insured Fund, Inc., MuniHoldings New Jersey Insured Fund IV, Inc., MuniHoldings New York Insured Fund, Inc., MuniHoldings New York Insured Fund IV, Inc., MuniInsured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., MuniYield Arizona Fund, Inc., MuniYield California Fund, Inc., MuniYield California Insured Fund, Inc., MuniYield California Insured Fund II, Inc., MuniYield Florida Fund, MuniYield Florida Insured Fund, MuniYield Fund, Inc., MuniYield Insured Fund, Inc., MuniYield Michigan Fund, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund, Inc., MuniYield Pennsylvania Insured Fund, MuniYield Quality Fund, Inc., MuniYield Quality Fund II, Inc., Senior High Income Portfolio, Inc., Senior High Income Portfolio II, Inc. and Worldwide DollarVest Fund, Inc.

      The address of each of these registered investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011, except that the address of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund is One Financial Center, 23rd Floor, Boston, Massachusetts 02111-2665. The address of FAM, MLAM, Princeton Services, Inc. (“Princeton Services”) and Princeton Administrators, L.P. (“Princeton Administrators”) is also P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of Princeton Funds Distributor, Inc. (“PFD”) and of Merrill Lynch Funds Distributer (“MLFD”) is P.O. Box 9081, Princeton, New Jersey 08543-9081. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Merrill Lynch & Co., Inc. (“ML & Co.”) is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281-1201. The address of the Fund’s transfer agent, Financial Data Services, Inc. (“FDS”), is 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.

      Set forth below is a list of each executive officer and partner of the Manager indicating each business, profession, vocation or employment of a substantial nature in which each such person or entity has been engaged since January 1, 1998 for his, her or its own account or in the capacity of director, officer, partner or trustee. In addition, Mr. Glenn is President and Mr. Burke is Vice President and Treasurer of all or substantially all of the investment companies described in the first two paragraphs of this Item 26, and Messrs. Doll, Giordano and Monagle are officers of one or more of such companies.

	Position(s) with the	Other Substantial Business,
Name	Manager	Profession, Vocation or Employment

ML & Co.	Limited Partner	Financial Services Holding Company; Limited Partner of FAM

Princeton Services	General Partner	General Partner of FAM

Jeffrey M. Peek	President	President of FAM; President and Director of Princeton Services; Executive Vice President of ML & Co.; Managing Director and Co-Head of the Investment Banking Division of Merrill Lynch in 1997; Senior Vice President and Director of the Global Securities and Economics Division of Merrill Lynch from 1995 to 1997

	Position(s) with the	Other Substantial Business,
Name	Manager	Profession, Vocation or Employment

Terry K. Glenn	Executive Vice President	Executive Vice President of FAM; Executive Vice President and Director of Princeton Services; President and Director of PFD; Director of FDS; President of Princeton Administrators

Gregory A. Bundy	Chief Operating Officer and Managing Director	Chief Operating Officer and Managing Director of MLAM, Chief Operating Officer and Managing Director of Princeton Services; Co-CEO of Merrill Lynch Australia from 1997 to 1999

Donald C. Burke	Senior Vice President, Treasurer and Director of Taxation	Senior Vice President and Treasurer of FAM; Senior Vice President and Treasurer of Princeton Services; Vice President of PFD; First Vice President of the Manager from 1997 to 1999; Vice President of the Manager from 1990 to 1997

Michael G. Clark	Senior Vice President	Senior Vice President of FAM; Senior Vice President of Princeton Services; Treasurer and Director of PFD; First Vice President of the Manager from 1997 to 1999; Vice President of the Manager from 1996 to 1997

Robert C. Doll, Jr.	Senior Vice President	Senior Vice President of FAM; Senior Vice President of Princeton Services; Chief Investment Officer of OppenheimerFunds, Inc. in 1999 and Executive Vice President thereof from 1991 to 1999.

Linda L. Federici	Senior Vice President	Senior Vice President of FAM; Senior Vice President of Princeton Services

Vincent R. Giordano	Senior Vice President	Senior Vice President of FAM; Senior Vice President of Princeton Services

Michael J. Hennewinkel	Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel of FAM; Senior Vice President of Princeton Services

Philip L. Kirstein	Senior Vice President	Senior Vice President of FAM; Senior Vice President, General Counsel, Director and Secretary of Princeton Services

	Position(s) with the	Other Substantial Business,
Name	Manager	Profession, Vocation or Employment

Debra W. Landsman-Yaros	Senior Vice President	Senior Vice President of FAM; Senior Vice President of Princeton Services; Vice President of PFD

Stephen M. M. Miller	Senior Vice President	Executive Vice President of Princeton Administrators; Senior Vice President of Princeton Services

Joseph T. Monagle, Jr.	Senior Vice President	Senior Vice President of FAM; Senior Vice President of Princeton Services

Gregory D. Upah	Senior Vice President	Senior Vice President of FAM; Senior Vice President of Princeton Services

      Merrill Lynch Asset Management U.K. Limited (“MLAM U.K.”) acts as sub-adviser for the following registered investment companies: Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Debt Strategies Fund, Inc., Debt Strategies Fund II, Inc., Debt Strategies Fund III, Inc., Income Opportunities Fund 2000, Inc., Merrill Lynch Americas Income Fund, Inc., Merrill Lynch Asset Builder Program, Inc., Merrill Lynch Asset Growth Fund, Inc., Merrill Lynch Asset Income Fund, Inc., Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch Convertible Fund, Inc., Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Corporate High Yield Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Disciplined Equity Fund, Inc., Merrill Lynch Dragon Fund, Inc., Merrill Lynch Emerging Tigers Fund, Inc., Merrill Lynch EuroFund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Holdings, Inc., Merrill Lynch Global Resources Trust, Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Utility Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund, Inc., Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Middle East/ Africa Fund, Inc., Merrill Lynch Pacific Fund, Inc., Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Real Estate Fund, Inc., Merrill Lynch Series Fund, Inc., Merrill Lynch Senior Floating Rate Fund, Inc., Merrill Lynch Senior Floating Rate Fund II, Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch Strategic Dividend Fund, Merrill Lynch Utility Income Fund, Inc., Merrill Lynch Variable Series Fund, Inc., Merrill Lynch World Income Fund, Inc., The Corporate Fund Accumulation Program, Inc., The Municipal Fund Accumulation Program, Inc. and Worldwide DollarVest Fund, Inc. The address of each of these registered investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of MLAM U.K. is 33 King William Street, London EC4R 9AS, England.

      Set forth below is a list of each executive officer and director of MLAM U.K. indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since January 1, 1998, for his or her own account or in the capacity of director, officer, partner or trustee. In addition, Messrs. Glenn and Burke are officers of one or more of the registered investment companies listed in the first two paragraphs of this Item 26:

Other Substantial Business,
Name	Positions with MLAM U.K.	Profession, Vocation or Employment

Terry K. Glenn	Chairman and Director	Executive Vice President of MLAM and FAM; Executive Vice President and Director of Princeton Services; President and Director of PFD; President of Princeton Administrators

Nicholas C.D. Hall	Director	Director of Mercury Asset Management Ltd. and the Institutional Liquidity Fund PLC; First Vice President and General Counsel for Merrill Lynch Mercury Asset Management

James T. Stratford	Alternate Director	Director of Mercury Asset Management Group Ltd.; Head of Compliance, Merrill Lynch Mercury Asset Management

Donald C. Burke	Treasurer	Senior Vice President and Treasurer of MLAM and FAM; Director of Taxation of MLAM; Senior Vice President and Treasurer of Princeton Services; Vice President of PFD; First Vice President of MLAM from 1997 to 1999

Carol Ann Langham	Company Secretary	None

Debra Anne Searle	Assistant Company Secretary	None

Item 27.  Principal Underwriters.

      (a)  MLFD, a division of PFD, acts as the principal underwriter for the Registrant and for each of the open-end registered investment companies referred to in the first two paragraphs of Item 26 except CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, The Corporate Fund Accumulation Program, Inc. and The Municipal Fund Accumulation Program, Inc.; and MLFD also acts as the principal underwriter for the following closed-end registered investment companies: Merrill Lynch High Income Municipal Bond Fund, Inc., Merrill Lynch Municipal Strategy Fund, Inc. and Merrill Lynch Senior Floating Rate Fund, Inc. and Merrill Lynch Senior Floating Rate Fund II, Inc. A separate division of PFD acts as the principal underwriter of a number of other investment companies.

      (b)  Set forth below is information concerning each director and officer of PFD. The principal business address of each such person is P.O. Box 9081, except that the address of Messrs. Breen, Crook, Fatseas and Wasel is One Financial Center, 23rd Floor, Boston, Massachusetts 02111-2665.

	Position(s) and Office(s)	Position(s) and Office(s)
Name	with PFD	with Registrant

Terry K. Glenn	President and Director	President and Director

Michael G. Clark	Treasurer and Director	None

Thomas J. Verage	Director	None

Robert W. Crook	Senior Vice President	None

Michael J. Brady	Vice President	None

William M. Breen	Vice President	None

Donald C. Burke	Vice President	Vice President and Treasurer

James T. Fatseas	Vice President	None

Debra W. Landsman-Yaros	Vice President	None

Michelle T. Lau	Vice President	None

Salvatore Venezia	Vice President	None

William Wasel	Vice President	None

Robert Harris	Secretary	None

      (c)  Not applicable.

Item 28.  Location of Accounts and Records.

      All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of the Registrant (800 Scudders Mill Road, Plainsboro, New Jersey 08536), and its transfer agent, Financial Data Services, Inc. (4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484).

Item 29.  Management Services.

      Other than as set forth under the caption “Management of the Fund — Merrill Lynch Asset Management” in the Prospectus constituting Part A of the Registration Statement and under “Management of the Fund — Management and Advisory Arrangements” in the Statement of Additional Information constituting Part B of the Registration Statement, the Registrant is not a party to any management-related service contract.

Item 30.  Undertakings.

      Not applicable.

SIGNATURES

      Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 24th day of March, 2000.

MERRILL LYNCH DRAGON FUND, INC.

(Registrant)

By:	/s/ DONALD C. BURKE

(Donald C. Burke, Vice President and Treasurer)

      Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

TERRY K. GLENN* (Terry K. Glenn)	President and Director (Principal Executive Officer)
DONALD C. BURKE* (Donald C. Burke)	Vice President and Treasurer (Principal Financial and Accounting Officer)
CHARLES C. REILLY* (Charles C. Reilly)	Director
RICHARD R. WEST* (Richard R. West)	Director
ARTHUR ZEIKEL* (Arthur Zeikel)	Director
EDWARD D. ZINBARG* (Edward D. Zinbarg)	Director
*By: /s/ DONALD C. BURKE (Donald C. Burke, Attorney-in-Fact)		March 24, 2000

EXHIBIT INDEX

Exhibit
Number	Description

9	Opinion of Brown & Wood LLP, counsel for the Registrant.